S

19008845

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDF Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Sedgwick Drive
(No. and Street)

Englewood (City) Colorado (State) 80113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Durnford 303-333-3673
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite St., Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

SEC Mail Processing
MAR 07 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Durnford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDF Capital Advisors LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
VICKI LYNN BRAMBLE
STATE OF COLORADO

My Commission Expires 5/18/2021

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDF Capital Advisors, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018
AND FOR THE YEAR THEN ENDED

JDF Capital Advisors, LLC
Table of Contents

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
JDF Capital Advisors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of JDF Capital Advisors, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used, and significant estimates made, by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Singer Lewak LLP

We have served as the Company's auditor since 2015.

February 26, 2019

JDF CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH		$21,628
OTHER CURRENT ASSETS		500
TOTAL ASSETS		**$22,128**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
	Accounts payable	$10,090
TOTAL LIABILITIES		10,090
MEMBER'S EQUITY		12,038
		$22,128

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

REVENUE:		
	Revenue	$ 429,007
	Interest income	24
	Total revenues	429,031
EXPENSES:		
	Commission Expense	210,000
	Professional Fees	9,500
	Administrative Expenses	5,990
	Total expenses	225,490
NET (LOSS)		**$203,541**

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE, December 31, 2017	$6,037
Contributions	17,000
Distributions	(214,540)
Net income	203,541
BALANCE, December 31, 2018	**$12,038**

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$203,541
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in Accounts Receivable Other	1,810
(Increase) in Other Current Assets	(310)
Increase Accounts Payable – Related Party	890
Increase Accounts Payable	200
Net cash provided by operating activities	206,131
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Contributions	17,000
Distributions	(214,540)
Net cash (used in) financing activities	(197,540)
NET INCREASE IN CASH	8,591
CASH, at beginning of year	13,037
CASH, at end of year	**$21,628**
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	**$ -**
Cash paid for income taxes	**$ -**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

JDF Capital Advisors, LLC (the "Company") is a Colorado limited liability company which was formed November 1, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's sole member is JD Ford Holdings Company, LLC dba JD Ford & Company.

Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification 606 ("ASC 606"). The Company accrues transaction advisory and consulting fees in accordance with terms of the underlying agreements. Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

Disaggregated Revenue from Contracts with Customers

The Company only has one major source of revenue which is advisory fees based on a percentage of total capital raised. The Company recorded $429,007 of advisory fee revenue from contracts with customers during the year ended December 31, 2018.

Transition Adjustment

The Company has evaluated transition adjustments for ASC 606 and has determined that no adjustment is necessary.

Customer Agreement

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

As a limited liability company, the Company reports as a partnership for income tax purposes. Accordingly, its member is responsible for any income taxes related to its net income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Concentrations

The Company received approximately 99.99% of total revenue from one customer during the year ended December 31, 2018.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $9,636 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) as of December 31, 2018 was .8745 to 1 or 87.45%. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONTINGENCIES

The Company's sole purpose is to transact any securities related business on behalf of its sole member. The Company's sole member operates as a consultant where it participates in mergers and acquisitions for a fee. Due to this, the Company is considered to be economically dependent on its sole member's operations. The Company uses nominal office space, had no employees and conducted only one private placement transaction in 2018. For use of document storage, the Company paid a management fee of $100 per month to its sole member during the year ended December 31, 2018.

NOTE 4 - MEMBER'S EQUITY

During the year ended December 31, 2018, the Company received contributions of $17,000 and paid distributions of $214,540.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. There were no additional events that require disclosure or recognition in these financial statements.

SUPPLEMENTARY SCHEDULE

JDF CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

NET CAPITAL:	
Member's equity	$12,038
DEDUCTIONS & CHARGES:	
Non-allowable assets – other current assets	500
NET CAPITAL	11,538
Minimum requirements of 6-2/3% of aggregate indebtedness of $100 or $5,000, whichever is greater	5,000
Excess net capital	**$6,538**
AGGREGATE INDEBTEDNESS	**$10,090**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.8745 to 1**

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

JDF Capital Advisors, LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2018

JDF Capital Advisors, LLC relies on Section K (2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISIONS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Managing Member
JDF Capital Advisors, LLC

We have reviewed management's statements included in the accompanying JDF Capital Advisors, LLC's Exemption Report, in which (a) JDF Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k), under which JDF Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and (b) JDF Capital Advisors, LLC stated that JDF Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year, without exception. JDF Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDF Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

SingerLewak LLP

February 26, 2019

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761

877.754.4557

JDF Capital Advisors, LLC
Exemption Report
(Confidential pursuant to Rule 17a-5(e)(3))

JDF Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

At no time during the calendar year ended December 31, 2018 did JDF Capital Advisors, LLC hold on behalf of customers any securities, cash, notes, or other financial instruments, nor did it custody funds on behalf of customers.

JDF Capital Advisors, LLC

I, Joseph M. Durnford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Joseph M Durnford
Managing Member
December 31, 2018

Reaffirmed:

Joseph M Durnford
Managing Member
February 26, 2019

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Managing Member
JDF Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by JDF Capital Advisors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed, and our findings, are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.
2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Singer Lewak LLP

February 26, 2019

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JDF Capital Advisor, LLC
9 Sedgwick Drive
Englewood, CO 80113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joe Durnford 303-808-2056

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1,073

B. Less payment made with SIPC-6 filed (**exclude interest**) (----)

Date Paid

C. Less prior overpayment applied (----)

D. Assessment balance due or (overpayment) 1,073

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ----

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,073

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [X] **Funds Wired** [ ]
Total (must be same as F above) $ 1,073

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDF CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Managing Member
(Title)

Dated the 26 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 429,031
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	----
(2) Net loss from principal transactions in securities in trading accounts.	----
(3) Net loss from principal transactions in commodities in trading accounts.	----
(4) Interest and dividend expense deducted in determining item 2a.	----
(5) Net loss from management of or participation in the underwriting or distribution of securities.	----
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	----
(7) Net loss from securities in investment accounts.	----
Total additions	----
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	----
(2) Revenues from commodity transactions.	----
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	----
(4) Reimbursements for postage in connection with proxy solicitation.	----
(5) Net gain from securities in investment accounts.	----
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	----
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	----
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	----
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ----	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----	
Enter the greater of line (i) or (ii)	----
Total deductions	----
2d. SIPC Net Operating Revenues	$ 429,031
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 1,073
	(to page 1, line 2.A.)